                                                               Page 8 of 8 pages

Exhibit (a)(12)


[LOGO]
UNITED DOMINION NEWS

         CONTACT--
         Media - Nancy Spurlock (704) 347-6838             FOR IMMEDIATE RELEASE
         Analysts - Michael Morgan (704) 347-6529


       UNITED DOMINION INDUSTRIES ANNOUNCES EXPIRATION OF WAITING PERIOD
                  IN TENDER OFFER FOR STOCK OF IMO INDUSTRIES

         CHARLOTTE, NORTH CAROLINA (July 23, 1997) -- United Dominion Industries Limited (NYSE, TSE:UDI) and its indirect wholly owned subsidiary, UD Delaware Corp. ("UD"), today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act with respect to the purchase by UD in its tender offer for the shares of common stock and associated rights of Imo Industries Inc. ("Imo") expired at 11:59 p.m. on July 22, 1997. UD commenced its tender offer to purchase all outstanding shares of common stock and associated rights of Imo Industries Inc. at a price of $6.00 per share, net to the seller in cash, pursuant to its Offer to Purchase dated July 2, 1997 and related Letter of Transmittal. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on July 30, 1997, unless the tender offer is extended in accordance with the terms of the Offer to Purchase.

         United Dominion is a diversified manufacturer of proprietary, engineered products for customers worldwide.

         Goldman, Sachs & Co. and Union Bancaire Privee International, Inc. are acting as the Dealer Managers for the tender offer. MacKenzie Partners, Inc. is serving as the Information Agent. For further information please contact the Information Agent at (800) 322-2885 or mail requests to the Information Agent at 156 Fifth Avenue, New York, New York 10010.

                                      # # #